SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549



                                    FORM 11-K


(Mark One)
            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    X       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the fiscal year ended December 31, 1997

                                       OR

            TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
--------

For the transition period from                  to
                               ----------------    ----------------


                          Commission file number 1-3950




                      FORD MOTOR COMPANY SAVINGS AND STOCK
                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                            (Full title of the plan)





                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121

                     (Name of issuer of the securities held
                     pursuant to the plan and the address of
                         its principal executive office)

Required Information
--------------------

Financial Statements and Schedules
----------------------------------

     Statement of Net Assets Available for Plan Benefits, as of December 31, 1997 and 1996.

     Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1997.

     Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1997.

     Schedule II - Reportable Transactions for the Year Ended December 31, 1997.


                                     Exhibit
                                     -------

Designation                    Description                   Method of Filing
-----------                    -----------                   ----------------

Exhibit 23                 Consent of Coopers            Filed with this Report.
                            & Lybrand L.L.P.



                                    Signature
                                    ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                     SAVINGS AND STOCK INVESTMENT PLAN
                                       FOR SALARIED EMPLOYEES


                                     By: /s/Lee Freeman
                                        ----------------------------------
                                        Lee Freeman, Chairman
                                        Savings and Stock Investment
                                        Plan for Salaried Employees Committee



June 29, 1998

                                  EXHIBIT INDEX
                                  -------------


                                                                  Sequential
                                                                  Page Number
Designation                       Description                    at Which Found
-----------                       -----------                    --------------


Exhibit 23             Consent of Coopers & Lybrand  L.L.P.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Index of Financial Statements and Supplemental Schedules

                                                                          Pages


Report of Independent Accountants.............................................2



Financial Statements:

     Statement of Net Assets Available for Plan Benefits
          as of December 31, 1997 and 1996....................................3

     Statement of Changes in Net Assets Available for Plan
          Benefits for the Year Ended December 31, 1997.......................5

     Notes to Financial Statements.........................................6-14



Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes as of
           December 31, 1997..............................................15-16

     Item 27d - Reportable Transactions for the Year Ended
          December 31, 1997...............................................17-18

Report of Independent Accountants


To the Board of Directors of
Ford Motor Company:

We have audited the accompanying statement of net assets available for plan benefits of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees as of December 31, 1997, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/Coopers & Lybrand L.L.P.

Detroit, Michigan
June 5, 1998

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Statement of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996


                                    ASSETS                                           1997                  1996
                                                                              --------------------  --------------------

Investments, at fair value                                                    $     9,956,277,143   $     6,882,843,309
Loan funds receivable                                                                 151,612,902           144,371,616
Deposits with insurance companies under group contracts                               322,587,090           445,766,681
                                                                              --------------------  --------------------

      Total assets                                                            $    10,430,477,135   $     7,472,981,606
                                                                              ====================  ====================

                         LIABILITIES AND PLAN EQUITY

Employee stock ownership plan, loan payable                                   $       293,053,220   $       143,567,834
Employee stock ownership plan, interest payable                                            69,193             1,013,776
                                                                              --------------------  --------------------

      Total liabilities                                                               293,122,413           144,581,610
                                                                              --------------------  --------------------

      Net assets available for plan benefits                                  $    10,137,354,722   $     7,328,399,996
                                                                              ====================  ====================




The accompanying notes are an integral part of the financial statements.



Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997



                                                                                          Stable
                                        Ford           Interest        Common             Value
                                        Stock           Income         Stock              Income            Income    International
                                        Fund             Fund          Fund               Fund              Funds         Funds
                                 ---------------  ---------------  ----------------    ---------------  ------------- --------------
Interest and dividend income     $   160,962,929  $    52,666,704  $             67    $   27,852,738   $  5,202,978  $  10,035,502
Net appreciation (depreciation)
  in fair value of investments     2,005,647,077         (701,342)      225,594,358             7,569      4,795,913       (909,495)
Loan repayment (principal)            17,709,602       32,026,253         4,094,888                          625,866        971,244
Loan repayment (interest)              4,110,539        4,582,767           890,952                          131,572        207,614
Employee contributions                29,228,277        5,428,447         6,635,671                          765,420      1,246,831
Company contributions on behalf
  of employees                       103,665,677       25,994,124        33,151,179                        5,055,665     11,153,706
Company matching                     150,652,864
Transfers in from other plans          1,078,402       43,711,381           560,052                        1,769,336      2,714,002

Withdrawal of participants'
  accounts                          (260,493,016)    (118,689,211)      (55,650,504)      (27,651,139)    (6,825,604)    (8,080,859)
Net transfers between funds         (262,567,387)     141,480,325       (90,390,980)     (123,388,759)    20,342,315     34,682,478
Loan funds transferred (out) in      (32,247,350)     (16,965,378)       (7,404,159)                      (1,082,689)    (1,541,970)
Interest expense                      (7,140,612)
                                  --------------  ---------------   ---------------    --------------   ------------  -------------

Net increase (decrease) in plan
  equity for the year              1,910,607,002      169,534,070       117,481,524     (123,179,591)      30,780,772    50,479,053

Net assets available for plan
   benefits, beginning of year     3,918,338,380      794,087,636       939,913,431      445,766,681       89,827,674   110,853,913
                                  --------------  ---------------   ---------------   --------------    ------------- -------------

Net assets available for plan
   benefits, end of year        $  5,828,945,382  $   963,621,706   $ 1,057,394,955   $  322,587,090    $ 120,608,446  $161,332,966
                                ================  ===============   ===============   ==============    =============  ============


                                                                           -4-
The accompanying notes are an integral part of the financial statements.



Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 1997 (Continued)

                                                                       Growth
                                                                        and
                                      Asset            Growth          Income              Loan
                                 Allocation Funds      Funds           Funds               Fund             Total
                                 ---------------  ---------------  ----------------  ---------------  -------------
Interest and dividend income      $   3,633,026   $  67,908,448   $   28,050,688                     $  356,313,080
Net appreciation (depreciation)
  in fair value of investments        3,340,635      87,464,722       89,255,760                      2,414,495,197
Loan repayment (principal)              277,204       6,097,056        2,736,320     (64,538,433)                 -
Loan repayment (interest)                56,592       1,245,197          546,891                         11,772,124
Employee contributions                  399,278       6,573,298        3,446,501                         53,723,723
Company contributions on behalf
  of employees                        3,000,866      58,639,995       26,666,214                        267,327,426
Company matching                                                                                        150,652,864
Transfers in from other plans         1,960,359      21,065,006       22,467,571       2,052,780         97,378,889

Withdrawal of participants'
  accounts                           (1,981,767)    (29,450,732)     (23,957,308)     (2,787,825)      (535,567,965)
Net transfers between funds          10,936,454      92,636,924      176,268,630                                  -
Loan funds transferred (out) in        (419,465)     (9,123,493)      (3,730,260)     72,514,764                  -
Interest expense                                                                                         (7,140,612)
                                  -------------   -------------   --------------   --------------     -------------

Net increase (decrease) in plan
  equity for the year                21,203,182     303,056,421      321,751,007       7,241,286      2,808,954,726

Net assets available for plan
   benefits, beginning of year       25,278,640     569,255,955      290,706,070     144,371,616      7,328,399,996
                                  -------------  --------------   --------------   -------------      -------------

Net assets available for plan
   benefits, end of year          $  46,481,822   $ 872,312,376   $  612,457,077  $  151,612,902    $10,137,354,722
                                  =============   =============   ==============  ==============    ===============



The accompanying notes are an integral part of the financial statements.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees Notes to Financial Statements


  1.   Description of the Plan:

       The following description of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees (the "Plan") provides only general information. The Plan was established effective February 1, 1956. The provisions of the Plan are governed in all respects by the detailed terms and conditions contained in the plan agreement. Participants should refer to the plan agreement for a complete description of the Plan's provisions.

       a. Type and Purpose of the Plan: The Plan is a defined contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees of Ford Motor Company (the "Company") and to provide them with an opportunity to become stockholders of the Company. The Plan includes provisions for voting shares of Company stock. It is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") applicable to defined contribution pension plans.

       b. Eligibility: With certain exceptions, regular full-time salaried employees are eligible to participate in the Plan twelve months after their original date of hire. Certain other part-time and temporary employees also may be eligible to participate in the Plan. Participation in the Plan is voluntary.

       c. Contributions: The Plan has both a Pre-Tax Program and an After-Tax Program. Under the Plan and subject to limits required to be imposed by the Internal Revenue Code, participants may elect a reduction in base salary up to 15 percent. Participants may also elect reductions in their distributions under the Company's Profit Sharing Plan and Flexible Compensation Account program, with a contribution in an amount corresponding to each reduction made by the Company on their behalf to the Plan. Such contributions are excluded from the participants' taxable income and are classified as Company contributions on behalf of employees. Subject to limitations imposed by the Internal Revenue Code, participants may also contribute up to 10 percent of their base monthly salaries to the Plan on an after-tax basis. These after-tax contributions are classified as employee contributions. The investment programs are the same for all savings contributions.

          Effective January 1, 1994, the Company began matching at the rate of $.60 for each dollar of contributions up to 10 percent of participants' base salaries. All Company matching contributions are invested in the Ford Stock Fund. Contributions to the Pre-Tax Program from the Profit Sharing Plan and Flexible Compensation Account Program are not eligible for the Company match.

       d. Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contribution and (b) plan earnings. Allocations are based on participant earnings or account balances, as defined. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       e. Vesting and Distributions: Pre-Tax Program assets, After-Tax Program assets and assets resulting from Company matching contributions (Ford Stock Fund) are accounted for separately.

          Company matching contributions vest five years after the original date of hire. At that time, all assets attributable to Company matching contributions held in participants' accounts become vested, and all future contributions vest when they are made.

          Pre-Tax Program assets may not be withdrawn by participants until the termination of their employment or until they reach age 59-1/2, except in the case of personal financial hardship.

       f. Investment Programs and Participation: Participant contributions are invested in accordance with the participant's election in one or more of several investment programs. The types of investment programs, and the number of participants in each program at December 31, 1997, are as follows:

                                                          Participants
                                                        ---------------

            Ford Stock Fund                                 59,959
            Interest Income Fund                            27,615
            Common Stock Fund                               21,036
            Other                                           133,124


          The Ford Stock Fund is an investment in Ford common stock with a portion of the Fund's assets being invested in short-term investments.

          The Interest Income Fund is a broadly diversified, stable value investment fund. The Interest Income Fund invests in a diversified portfolio of fixed income securities, including investment contracts with insurance companies and other organizations.

          The Common Stock Fund is a broadly diversified, passively managed equity fund administered by Comerica Bank. Fund assets are invested in stocks through a series of Comerica Bank commingled pools.

       f. Investment Programs and Participation, continued: The Stable Value Income Fund, included in other above, which invests in contracts with insurance companies and other organizations, was eliminated as an investment option for participant contributions effective January 1, 1996. Contributions to the Stable Value Income Fund in 1995 were placed with the John Hancock Mutual Life Insurance Company at an annual effective interest rate of 8.07 percent and mature on June 30, 1998. The average investment yield for the Stable Value Income Fund was 7.25% for the year ended Decmeber 31, 1997. Upon maturity of the underlying investment contract, participants must transfer their assets to other investment programs. Effective June 30, 1997, assets in the Stable Value Income Fund for 1994 matured and were transferred to other investment programs including the Interest Income Fund based on participants' elections.

          Details of investments held as of December 31, 1997 are set forth in Supplemental Schedule Item 27a Schedule of Assets Held for Investment Purposes.

       g. Transfer of Assets: The Plan permits the transfer of assets among investment programs, with certain restrictions related to transfers from the Stable Value Income Fund.

       h. Loans: The Plan permits loans to participants from both their Pre-Tax and After-Tax Program accounts with certain restrictions related to loans from the Stable Value Income Fund. Monthly loan interest rates are based on the prime rate published in The Wall Street Journal.

       i. Mergers: Effective January 2, 1997, the Jaguar Cars 401(k) Savings Plan, a benefit plan for a subsidiary of the Company, was merged into the Plan. As a result, net assets of $2,004,834 were transferred into the Plan.

          Effective February 28, 1997, net assets of $68,679,432 were transferred into the Plan from the USL Capital Corporation Retirement Plan, a benefit plan for a former subsidiary of the Company.

          Effective October 1, 1997, the Auto Alliance International, Inc. 401(k) Plan, a benefit plan for a subsidiary of the Company, was merged into the Plan. As a result, net assets of $26,694,623 were transferred into the Plan.



  2.  Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. Investments: The investment in the Ford Stock Fund and the investments in all other funds except the Stable Value Income Fund are valued on the basis of established year-end market prices. Investments in the Stable Value Income Fund, primarily fixed rate insurance contracts, are stated at contract value, which approximates fair value.

       c. Contributions: Contributions to the Plan from employees and from the Company and participating subsidiaries (as defined in the Plan) are recorded in the period that payroll deductions are made from plan participants.

       d. Payment of Benefits: Benefits are recorded when paid.

       e. Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

       f. Risks and Uncertainties: The Plan's invested assets ultimately consist of stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

       g. Other: Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses on sales of investments are determined using specific identification.

          Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

          The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the Plan's realized gains or losses and the unrealized appreciation (depreciation) on those investments.

          The Ford Stock Fund, the Interest Income Fund and the Common Stock Fund, which each represent five percent or more of plan net assets at December 31, 1997 are presented separately in the statement of changes in net assets available for plan benefits. Other funds, which each represent less than five percent of plan net assets, are combined based on investment objectives into the Stable Value Income Fund, the Income Funds, the International Funds, the Asset Allocation Funds, the Growth Funds and the Growth and Income Funds.

          Certain amounts in the previously issued 1996 financial statements have been reclassified to conform with the current year presentation.

  3.  Forfeitures and Plan Administration Expenses:

       The Plan permits the Company to use assets forfeited by participants to pay plan administrative expenses and, to the extent not used to pay such expenses, to reduce the Company's future contributions to the Plan. To the extent that forfeited assets are not available to pay certain administrative expenses, the Company pays such expenses directly. For the year ended December 31, 1997, participant forfeitures amounted to approximately $725,000, of which approximately $63,000 was used to pay plan administrative expenses.



  4.  Employee Stock Ownership Plan:

       Effective January 1, 1989, the Company, by action of the Board of Directors, established within the Plan an Employee Stock Ownership Plan ("ESOP"). All shares of Company stock in the Plan at any time, including all shares allocated to participants' accounts and shares held in an ESOP suspense account, and forfeited shares are included in the ESOP, along with other assets attributable to post-1988 contributions to the Plan.

       The Plan obtained loans from the Company to purchase shares of company stock for quarterly distribution. Loans totaling $10,391,587 and $293,053,220 were obtained on April 29, 1997 and December 30, 1997, respectively. Both loans bear an annual interest rate of 8.5 percent. The April loan was payable in three equal quarterly installments of $3,566,155 beginning June 2, 1997 and was paid off on December 1, 1997. The loan obtained in December is payable in eight equal quarterly installments of $39,999,202 beginning March 2, 1998. The 1996 ESOP loans were paid off on December 1, 1997.

       The Company shares are held in a suspense account within the Plan until quarterly loan payments are made. A percentage of shares equivalent to the percentage of principal and interest paid down by the quarterly payment are released for distribution when each quarterly dividend payment is made. The trustee purchases additional shares to the extent that shares released from the suspense account are not adequate to satisfy the requirement for dividend shares allocated to participants' accounts. There were no unallocated ESOP shares as of December 31, 1997. The December 30, 1997 loan proceeds were used to purchase 5,867,049 shares at a cost of $258,867,107 in March 1998. The Plan held 4,803,833 unallocated ESOP shares as of December 31, 1996.

       Cash dividends earned on Company stock held in the Plan generally are used to make quarterly loan payments. If cash is not available to make the full payment, the trustee may sell shares held in the suspense account or the Company, at its option, may elect to make additional contributions to the Plan. If cash exceeds the loan payment amounts, the cash is used to reduce the Company's contribution for additional share requirements.

       The following highlights certain ESOP activity:

                                                                      1997
                                                                      Loan
                                                                    Activity
                                                                 --------------

         Shares purchased with loan cash                             301,315
         Cost of shares purchase with loan cash               $   10,391,561
         Loan principal paid                                     153,959,422
         Loan interest paid and accrued                            8,154,388




  5.  Asset Value Per Fund Unit:

       The number of units and the asset value per unit of the Plan's investments at December 31, 1997 are as follows:

                                                                                                Asset
                                                                          Number                Value
                                                                         of Units              Per Unit
                                                                    --------------------  -----------------
         Stable Value Income Fund:
            John Hancock Mutual Life Insurance Company                  322,587,090       $     1.00
         Interest Income Fund                                           963,621,706             1.00
         T. Rowe Price Spectrum Growth Fund                                 731,696            15.93
         Scudder International Fund                                         153,152            45.75
         Vanguard Life Strategy Conservative Fund                           297,895            13.40
         T. Rowe Price Spectrum Income Fund                               1,479,527            11.66
         Scudder International Bond Fund                                    197,057            10.16
         Vanguard Life Strategy Moderate Fund                               251,077            14.81
         T. Rowe Price New Horizons Fund                                  3,152,325            23.30
         Scudder Global Fund                                                311,881            28.28
         Vanguard Life Strategy Growth Fund                                 277,184            16.04
         T. Rowe Price International Stock Fund                           2,670,515            13.42
         Scudder International Discovery Fund                               175,206            19.84
         Vanguard Index Trust 500 Fund                                    2,209,306            90.07
         T. Rowe Price International Discovery Fund                          80,597            15.05
         Scudder Income Fund                                                360,952            13.47
         Vanguard Index Trust Value Fund                                    787,520            20.85
         T. Rowe Price New Asia Fund                                      1,388,083             5.74
         Scudder Growth and Income Fund                                   1,577,416            27.33
         Vanguard Index Trust Growth Fund                                 2,460,479            22.53
         T. Rowe Price High Yield Fund                                    2,013,631             8.74
         Scudder Greater Europe Growth Fund                                 824,644            20.58
         Vanguard Explorer Fund                                             132,999            55.30
         T. Rowe Price New Era Fund                                         301,247            25.95




  5.  Asset Value Per Fund Unit, continued:

                                                                                                Asset
                                                                          Number                Value
                                                                         of Units              Per Unit
                                                                    --------------------  -----------------
         Scudder Japan Fund                                                 445,207        $    6.77
         Vanguard Trustees International Fund                               108,980            22.64
         T. Rowe Price Latin America Fund                                 2,030,264            10.77
         Wells Fargo Bond Fund                                            2,962,440            14.03
         Ford Stock Fund                                                368,687,247            15.81
         Comerica Common Stock Fund                                      21,518,009            49.14
         Associates Stock Fund                                            3,042,228            14.99
         Fidelity Fund                                                      818,278            29.81
         Fidelity Puritan Fund                                            1,485,031            19.38
         Fidelity Trend Fund                                                 32,381            54.10
         Fidelity Magellan Fund                                           1,541,155            95.27
         Fidelity Contra Fund                                             4,756,277            46.63
         Fidelity Equity Income Fund                                      1,212,153            52.41
         Fidelity Growth Company Fund                                     2,138,655            43.32
         Fidelity Investment Grade Bond Fund                              2,216,124             7.28
         Fidelity Growth and Income Portfolio                             4,899,168            38.10
         Fidelity Value Fund                                              1,026,922            54.04
         Fidelity Government Securities Fund                              1,123,750             9.91
         Fidelity Retirement Growth Fund                                    637,129            16.85
         Fidelity Overseas Fund                                             537,729            32.54
         Fidelity Europe Fund                                               417,859            29.94
         Fidelity Pacific Basin Fund                                        243,665            12.23
         Fidelity Real Estate Investment Portfolio                        1,225,485            20.45
         Fidelity Balanced Fund                                             253,041            15.27
         Fidelity International Growth and Income Fund                      174,308            19.70
         Fidelity Capital Appreciation Fund                                 490,480            19.38
         Fidelity Canada Fund                                                41,816            16.53
         Fidelity Utilities Fund                                            481,255            19.46
         Fidelity Asset Manager Fund                                        769,088            18.35
         Fidelity Worldwide Fund                                            976,756            15.95
         Fidelity Stock Selector Fund                                     1,040,348            27.13
         Fidelity Asset Manager Growth Fund                                 840,873            18.48
         Fidelity Asset Manager Income Fund                                 383,699            12.18
         Fidelity Dividend Growth Fund                                    3,751,144            23.27
         Fidelity New Markets Income Fund                                   708,702            12.96
         Fidelity Global Balanced Fund                                       42,930            14.63
         Fidelity Small Capital Stock Fund                                1,782,445            15.93
         Fidelity Global Bond Fund                                           96,409             9.09

                                                            -12-

  6.   Tax Status:

       The Internal Revenue Service has determined and informed the Company by letter dated December 13, 1995, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan sponsor believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.



  7.   Plan Termination:

       The Company, by action of the Board of Directors, may terminate the Plan at any time. Termination of the Plan would not affect the rights of a participant as to (a) the continuance of investment, distribution or withdrawal of the securities, cash and cash value of the Ford Stock Fund units in the account of the participant as of the effective date of such termination, or (b) continuance of vesting of such securities and cash attributable to Company matching contributions or earnings thereon. There are currently no plans to terminate the Plan.



  8.   Other:

       Differences between the data shown on pages 3 and 4 of this report and the 1997 Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.



  9.   Subsequent Event:

       On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of the Company's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of Common and Class B stock. The Board of Directors also declared a dividend in cash on shares of Company stock held in employee savings plans. The cash distribution was equal on a per share basis to the value of the Associates stock that was distributed to Ford Common and Class B stockholders, i.e., $22.12 for each share of Company stock owned as of the record date. Both the spin-off dividend and the cash dividend were payable on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Stock Fund under the Plan had the option to take all or part of the cash distribution out of the Plan in cash. They also could elect to reinvest all or a portion of the cash distribution in the Plan's investment options, except the Associates Stock Fund or the Stable Value Income Fund. If no election was made, the cash distribution was invested according to the participant's asset allocation at the close of the market on March 11, 1998.

       $1,643,056,165 of the amount of the cash distribution attributable to the Ford Stock Fund under the Plan was invested in the Ford Stock Fund, $670,227,982 was invested in other Plan options and $228,450,819 was paid out in cash directly to Plan participants.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan did not include the value of the cash distribution. Following payment of the cash distribution, the Ford Stock Fund held a much higher level of short-term cash instruments until the proceeds of the cash distribution could be reinvested in Ford Common Stock in an expeditious and prudent manner.

       As of March 3, 1998, the Associates Stock Fund became a "sell-only" fund, and after December 31, 1999, will be closed.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1997


                                                           (c)
                                                Description of Investment,
      (b)                                        Including Maturity Date,
      Identity of Issuer,                     Rate of Interest, Collateral,                                       (e)
      Lessor, Borrower                            Par or Maturity Value                          (d)            Current
(a)   or Similar Party                                                                           Cost            Value
----- --------------------------- ------------------------------------------------------- ----------------- ----------------
      John Hancock Mutual Life
           Insurance Company      6/30/98 Maturity, 8.07% interest rate                   $    322,587,090  $   322,587,090
      Fidelity Investments        Interest Income Fund, 963,621,706 shares                     963,621,706      963,621,706
      Fidelity Investments        T. Rowe Price Spectrum Growth Fund, 731,696 shares            11,385,190       11,655,925
      Fidelity Investments        Scudder International Fund, 153,152 shares                     7,419,612        7,006,706
      Fidelity Investments        Vanguard  Life  Strategy  Conservative  Fund,  297,895         3,807,167        3,991,794
                                  shares
      Fidelity Investments        T. Rowe Price Spectrum Income Fund, 1,479,527 shares          16,839,595       17,251,284
      Fidelity Investments        Scudder International Bond Fund, 197,057 shares                2,112,901        2,002,095
      Fidelity Investments        Vanguard Life Strategy Moderate Fund, 251,077 shares           3,469,742        3,718,450
      Fidelity Investments        T. Rowe Price New Horizons Fund, 3,152,325 shares             70,345,408       73,449,174
      Fidelity Investments        Scudder Global Fund, 311,881 shares                            9,389,445        8,819,999
      Fidelity Investments        Vanguard Life Strategy Growth Fund, 277,184 shares             4,017,663        4,446,027
      Fidelity Investments        T. Rowe  Price  International  Stock  Fund,  2,670,515        36,419,338       35,838,314
                                  shares
      Fidelity Investments        Scudder International Discovery Fund, 175,206 shares           3,540,301        3,476,080
      Fidelity Investments        Vanguard Index Trust 500 Fund, 2,209,306 shares              159,106,387      198,992,155
      Fidelity Investments        T. Rowe Price  International  Discovery  Fund,  80,597         1,303,754        1,212,980
                                  shares
      Fidelity Investments        Scudder Income Fund, 360,952 shares                            4,843,449        4,862,026
      Fidelity Investments        Vanguard Index Trust Value Fund, 787,520 shares               14,574,579       16,419,794
      Fidelity Investments        T. Rowe Price New Asia Fund, 1,388,083 shares                 11,060,700        7,967,595
      Fidelity Investments        Scudder Growth and Income Fund, 1,577,416 shares              40,741,833       43,110,788
      Fidelity Investments        Vanguard Index Trust Growth Fund, 2,460,479 shares            48,614,206       55,434,595
      Fidelity Investments        T. Rowe Price High Yield Fund, 2,013,631 shares               17,062,943       17,599,132
      Fidelity Investments        Scudder Greater Europe Growth Fund, 824,644 shares            15,540,312       16,971,178
      Fidelity Investments        Vanguard Explorer Fund, 132,999 shares                         7,459,214        7,354,824
      Fidelity Investments        T. Rowe Price New Era Fund, 301,247 shares                     8,132,106        7,817,348
      Fidelity Investments        Scudder Japan Fund, 445,207 shares                             3,754,374        3,014,049
      Fidelity Investments        Vanguard Trustees International Fund, 108,980 shares           3,136,369        2,467,318
      Fidelity Investments        T. Rowe Price Latin America Fund, 2,030,264 shares            20,732,624       21,865,940
      Wells Fargo Institutional
           Trust Company          Bond Fund, 2,962,440 shares                                   34,021,326       41,563,034
 *    Ford Motor Company          Ford Stock Fund, 368,687,247 shares                        2,859,511,280    5,828,945,382
      Comerica Bank, N. A.        Common Stock Fund, 21,518,009 shares                         430,616,726    1,057,394,955
 *    Ford Motor Company          Associates Stock Fund, 3,042,228 shares                       36,143,879       45,603,002
      Fidelity Investments        Fidelity Fund, 818,278 shares                                 22,070,767       24,392,873
      Fidelity Investments        Fidelity Puritan Fund, 1,485,031 shares                       26,748,666       28,779,896
      Fidelity Investments        Fidelity Trend Fund, 32,381 shares                             1,899,834        1,751,819
      Fidelity Investments        Fidelity Magellan Fund, 1,541,155 shares                     131,234,553      146,825,793
      Fidelity Investments        Fidelity Contra Fund, 4,756,277 shares                       200,695,285      221,785,179
      Fidelity Investments        Fidelity Equity Income Fund, 1,212,153 shares                 54,635,463       63,528,959
      Fidelity Investments        Fidelity Growth Company Fund, 2,138,655 shares                83,990,769       92,646,548
      Fidelity Investments        Fidelity Investment Grade Bond Fund, 2,216,124 shares         16,008,481       16,133,382
      Fidelity Investments        Fidelity Growth and Income Portfolio, 4,899,168 shares       156,219,654      186,658,301

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                                                           (c)
                                                Description of Investment,
             (b)                                 Including Maturity Date,
      Identity of Issuer,                     Rate of Interest, Collateral,                                        (e)
      Lessor, Borrower                            Par or Maturity Value                           (d)            Current
(a)   or Similar Party                                                                            Cost            Value
----- --------------------------- ------------------------------------------------------- ----------------- ----------------
      Fidelity Investments        Fidelity Value Fund, 1,026,922 shares                   $     56,336,974  $    55,494,859
      Fidelity Investments        Fidelity Government Securities Fund, 1,123,750 shares         10,998,473       11,136,362
      Fidelity Investments        Fidelity Retirement Growth Fund, 637,129 shares               11,732,459       10,735,620
      Fidelity Investments        Fidelity Overseas Fund, 537,729 shares                        16,990,799       17,497,716
      Fidelity Investments        Fidelity Europe Fund, 417,859 shares                          11,721,822       12,510,709
      Fidelity Investments        Fidelity Pacific Basin Fund, 243,665 shares                    3,614,085        2,980,026
      Fidelity Investments        Fidelity Real Estate Investment PortfolioFund,
                                  1,225,485 shares                                              22,568,395       25,061,177
      Fidelity Investments        Fidelity Balanced Fund, 253,041 shares                         3,732,121        3,863,932
      Fidelity Investments        Fidelity International Growth and Income Fund, 174,308
                                       shares                                                    3,470,083        3,433,867
      Fidelity Investments        Fidelity Capital Appreciation Fund, 490,480 shares             9,624,798        9,505,501
      Fidelity Investments        Fidelity Canada Fund, 41,816 shares                              754,380          691,224
      Fidelity Investments        Fidelity Utilities Fund, 481,255 shares                        8,713,038        9,365,216
      Fidelity Investments        Fidelity Asset Manager Fund, 769,088 shares                   13,096,770       14,112,764
      Fidelity Investments        Fidelity Worldwide Fund, 976,756 shares                       15,400,370       15,579,264
      Fidelity Investments        Fidelity Stock Selector Fund, 1,040,348 shares                26,407,556       28,224,640
      Fidelity Investments        Fidelity Asset Manager Growth Fund, 840,873 shares            14,567,411       15,539,328
      Fidelity Investments        Fidelity Asset Manager Income Fund, 383,699 shares             4,586,054        4,673,459
      Fidelity Investments        Fidelity Dividend Growth Fund, 3,751,144 shares               78,231,249       87,289,120
      Fidelity Investments        Fidelity New Markets Income Fund, 708,702 shares               9,581,696        9,184,774
      Fidelity Investments        Fidelity Global Balanced Fund, 42,930 shares                     605,903          628,061
      Fidelity Investments        Fidelity Small Capital Stock Fund, 1,782,445 shares           27,158,778       28,394,353
      Fidelity Investments        Fidelity Global Bond Fund, 96,409 shares                         911,011          876,357
      Participant Loans           Participant  loans,  interest  rates varying from 7.27
                                  to 8.50 percent                                                         -      151,612,902



Note: The current values of each fund are based principally upon the closing prices of the underlying investments as reported in the New York Stock Exchange Transactions listing as of the last trading day of 1997. Current values also include interest and dividends receivable.

*Denotes related party.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997




Identity of                                   Purchase             Selling           Lease
Party Involved   Description of Asset          Price                Price            Rental
--------------  ------------------------     -----------         -----------       ---------
REPORTING       Single transaction in
CRITERION I:    excess of five percent
                of current value of plan
                assets.

                None.

REPORTING       Series of transactions in
CRITERION II:   other than securities in
                excess of five percent
                of current value of plan
                assets.

                None.

REPORTING       Series of transactions in
CRITERION III:  securities in excess of
                five percent of current
                value of plan assets.

Fidelity        Interest Income Fund:
Investments      258 Purchases               $1,862,303,048
                 253 Sales                                      $1,692,768,979

Ford Motor      Ford Stock Fund:
Company          253 Purchases                1,772,135,716
                 254 Sales                                       1,859,993,839

Ford Motor      The Associates Stock Fund:
Company          192 Purchases                  224,919,360
                 191 Sales                                         196,417,366
REPORTING       Single transactions with a
CRITERION IV:   nonregulated entity in
                excess of five percentof
                current value of plan assets.

                None.

Ford Motor Company Savings and Stock Investment Plan for Salaried Employees
Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997 (Continued)

                                                                           -17-

                                                                                Current
Identity of                                 Expenses            Cost             Value             Net Gain
Party Involved   Description of Asset       Incurred          of Asset          of Asset           or (Loss)
--------------  ------------------------   -----------       -----------     ---------------     -------------
REPORTING       Single transaction in
CRITERION I:    excess of five percent
                of current value of plan
                assets.

                None.

REPORTING       Series of transactions in
CRITERION II:   other than securities in
                excess of five percent
                of current value of plan
                assets.

                None.

REPORTING       Series of transactions in
CRITERION III:  securities in excess of
                five percent of current
                value of plan assets.

Fidelity        Interest Income Fund:
Investments      258 Purchases                              $1,862,303,048   $ 1,862,303,048
                 253 Sales                                   1,692,768,979     1,692,768,979          -

Ford Motor      Ford Stock Fund:
Company          253 Purchases                               1,772,135,716     1,772,135,716
                 254 Sales                                   1,485,223,236     1,859,993,839    $  374,770,603

Ford Motor      The Associates Stock Fund:
Company          192 Purchases                                 224,919,360       224,919,360
                 191 Sales                                     188,775,481       196,417,366         7,641,885

REPORTING       Single transactions with a
CRITERION IV:   nonregulated entity in
                excess of five percentof
                current value of plan assets.

                None.


                                                                           -18-